Invest in Brightest

Technology | Main Street | Software | Saas | Sustainability

Social Impact Software for Business & Non-Profits: High Growth During COVID-19

BRIGHTEST.IO NEW YORK NEW YORK





Whether it's from COVID, climate change, Black Lives Matter, or other social inequality, companies and organizations of all sizes are recognizing they need technology to manage and measure their impact. We provide powerful, easy-to-use tools, automation, and intelligence to companies, non-profits, and teams making the world better.

Chris Bolman Chief Executive Officer @ Brightest

Why you may want to invest in us...

1. ▯ Using AI to solve critical communication, complexity, and measurement challenges for organizations leading positive social change.
2. ▯ Already written one million lines of proprietary software code.
3. ▯ Elegant, accessible software already used by 200+ socially responsible companies, non-profits, and schools.
4. ⚡ Powered 100,000+ people taking positive environmental and social action in 2019.
5. ♻ Offset or canceled over a million pounds of carbon (CO2) last year.
6. ▯ Experienced team with previous software startup acquisitions.
7. ▯ High growth potential with low capex and operating costs thanks to software-as-a-service (SaaS) model.
8. ▯ +20% month-over-month (MoM) growth from COVID-19 response and social justice (BLM) growth

Why investors ♥ us

WE'VE RAISED $300,567 SINCE OUR FOUNDING



When we look ahead to a world of more ethical companies and sustainable business, it's easy to imagine the passionate people leading this transformation in our economy. We can hear their voices, read their writing, and feel inspired by the visions they describe for our collective future. We can watch the reams of content in our social feeds arguing the necessity of change and promoting new ways to do business. And whether you think change is happening fast enough or not, it's hard to argue that it isn't both necessary and proper for companies to be more responsible. What may be harder to grasp, though, is how that transformation actually happens. Movements need structure to become

... *read more*

Jason Levine Principal | Founder at Spirited Works

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



Companies providing social, economic, and environmental impact deserve tools that highlight and promote social responsibility.

Cj Sapong

Pro Soccer Player looking to build my financial resiliency.



I love that this platform enables and facilitates social entrepreneurship and environmental sustainability... two causes that I greatly value... and the world could benefit from a lot more of right now.

Salina Shah

Vegan mom - interested in supporting compassionate social causes

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Bolman

Chief Executive Officer

Entrepreneur and environmental activist with over 10 years experience leading startups. Helped grow last software company to >$30 million in annual recurring revenue (acquired in 2019). Former United Nations Sustainable Energy Practitioner.



Daniel Hernandez

Software Engineer

Lead engineer on Proyecto Salvavidas, an international digital money transfer platform allowing immigrants to sponsor in-need children in their home country, and Co-Founder of Sunny Side Web Development agency.



Victoria Ramm

Advisor + Partnerships

Philanthropy Officer at The Good Food Institute

In the news

Youth to adults - join us in the climate fight - The Boston Globe

So far it's been the hottest summer ever recorded - June was the hottest June, and July was the hottest month ever. France, Germany, Britain, Belgium, and the Netherlands had their hottest days of all time,

February 11, 2020 @ bostonglobe.com

Southerners Want Action on Climate Change. Their Politicians Are Ignoring Them.

Back in 2017 when Donald Trump reneged on our national commitment to fight climate change by pulling out of the Paris Agreement, a bunch of U.S. states formed a coalition to push back. Called the United States

July 16, 2019 @ vice.com

Brightest App Makes Volunteering Easier

Lending some time to organizations, causes and people who need it is an invaluable way to make a difference. Launching today, Brightest is an iOS app that brings volunteer options directly to those looking to help

December 17, 2018 @ coolhunting.com

Downloads

brightest-for-investors 1 .pdf

The Story of Brightest

The technology world is undergoing a profound shift from "social media" to prioritizing social responsibility - particularly in the era of COVID-19. **Brightest is building the software operating system for that future.**

Launching for life

In 2018, we noticed the world changing. Non-profits and young people like March for Our Lives and Greta Thunberg's Fridays for Future were using the internet to bring people together and accelerate positive change. B Corp (public benefit corporation) registrations were growing exponentially.



PROBLEM
There are over 1.5 million U.S. organizations working on positive social outcomes and struggling to measure their results
Non-Profits
Report impact and financial results to donors, stakeholders, and IRS
Benefit Corps (B Corps)
Certify as a B Corp every 3 years, report impact annually, and measure daily operations
Large Enterprises
Annual impact reporting and operational measurement
brightest

We were excited. But we also talked to dozens of non-profits and social enterprises who were struggling. Growing from a group of passionate people who want to make a difference into an organization is hard. You need process, org structures, communications, training, technology, compliance, analytics, and lots of administration to fulfill your core work and mission.



PROBLEM
This is complex, costly work for many teams and organizations who aren't operations, data, or measurement experts.
PLAN
Set Strategy
ENGAGE
Reach & Involve People
Website
facebook
COORDINATE
Collaborate & Operate
slack
ACT
Good Work Happens
MEASURE
Track Impact
REPEAT
Learn & Improve
COMMUNICATIONS (?)
Promote and inform people throughout
brightest

But when we looked around, we only saw tech companies building fundraising and donation software, which, while important, is only a fraction of the work these organizations do.

And that's where it clicked for us with Brightest



SOLUTION
Brightest makes it better.
Critical step for reporting, ROI, and compliance
PLAN
(integration-supported)
ENGAGE
Reach & Involve People
COORDINATE
(integration-supported)
slack
ACT
Good Work Happens
MEASURE
Track Impact
REPEAT
Learn & Improve
brightest
COMMUNICATIONS
Promote and inform people throughout
brightest

We can help the 1.5+ million non-profits and social enterprises focus on their work and mission, and we'll provide a complete set of technology infrastructure and tools to help them do it faster, better, and more data-informed.


MARKET + FUTURE GROWTH
We see multiple growth segments emerging across the economy.
SOCIAL IMPACT
- Over 1.5 million registered non-profits in the U.S.
SOCIAL ENTERPRISE
- 2,500+ B Corps (growing quickly; B Lab is currently backlogged on approvals and raising certification costs)
CORPORATE ENTERPRISE
- 89% of Fortune 500 companies publish formal sustainability and environmental reporting
- 1,000+ global companies prepare SASB, GRI, and/or UN SDG-based operational measurement and reporting
brightest

So we started building and experimenting — and the experiments worked.

When a new wave of advocacy groups emerged to protest the detention of migrant children, our app helped elevate their voice and connected thousands of people to volunteer and pro bono opportunities.



When young people started calling attention to the urgent problem of climate change, our software helped dozens of environmental organizations and organizers turn September 2019 into the largest week of climate action in history.


BERLIN
FRIDAYS FOR FUTURE
BERLIN
OUR FUTURE


All accounts > Brightest
All Web Site Data
Try searching "Pageviews in la...
Explorer
Summary
Site Usage
Ecommerce
Users
VS.
Select a metric
Day
Week
Month
Users
30,000
20,000
10,000
Sep 14
Sep 15
Sep 16
Sep 17
Sep 18
Sep 19
Sep 20

Along the way we...

- Established a brand


brightest
brightest
brightest

- Built a software product, writing almost a million lines of code.


brightest

- Launched a mobile app.



- Partnered with the National Forest Foundation to plant trees the more Brightest gets used so we can operate as a net-zero carbon company.


brightest
+
National Forest Foundation
Tree Planting Partner

- Helped power a campaign to pass one of the most ambitious climate laws in U.S. history.


rk Times
Late Edition
UNE 19, 2019
$3.00
BIG CLIMATE PLAN SETS UP NEW YORK AS GLOBAL LEADER
ZERO EMISSIONS BY 2050
Business Groups Deride Carbon Goal as Costly and Impractical
By JESSE McKINLEY and BRAD PLUMER
New York lawmakers have agreed to pass a sweeping climate plan that calls for the state to all but eliminate its greenhouse gas emissions by 2050, envisioning an era when gas-guzzling cars, oil-burning

- And met a lot of really inspiring people along the way (including AOC)!



Now we're a technology leader and go-to destination for positive social impact

Today, our platform supports 200+ social impact organizations, has already powered over 100,000 acts of good, and is being used across the U.S. and United Kingdom for remote and in-person COVID-19 relief and support. Now we're on a mission to become the digital operating system for social impact and sustainability around the world.

Our next steps are...

▯ Make our first sales hire to focus on customer and revenue growth

▯ Complete and launch the next, more advanced version of our product

▯ Start testing and investing in smart, high-ROI marketing and partnership opportunities to accelerate our growth (to date we've grown 100% organically)

We know we're stronger and better working together, and we're grateful to WeFunder, our own inspiring community, and everyone else who's helped us along the way, including (but not limited to) Abhiti, Ana, Bryan, Charlotte, Chelsea, Daniel, Georgie, Jerry, Kareem, Kwesi, Petra, Roxane, Vernon, Victoria, and hopefully you too. Onward and upward.


brightest
brightest
Actions
Forms
Groups
Impact Analytics
People
Integrations
Subscription
Settings
Inbox
Manage Team
+ Create Action
Calendar Sync
Hack4Good
Brightest Academy's annual hackathon for good.
Monthly Campus Volunteer Day
Every month we get together as a campus, volunteer, and give back
Diversity in Tech Student Forum
A campus forum to discuss D&I in technology, in partnership with a student group and an external partner.
?

Investor Q&A

− COLLAPSE ALL

What does your company do?

We make software that helps socially positive organizations (B-Corps, mission-driven companies, non-profits, schools) work faster, manage their operations, and measure results and impact easier.

Where will your company be in 5 years?

There are 1.5 million nonprofits + thousands of social enterprises just in the United States. But when it comes to doing good, most organizations use digital tools that haven't kept up with new technology trends (ex: AI, remote work), aren't designed for impact work (ex: Facebook), or only focus on one task (ex: GoFundMe for fundraising). Brightest is the first complete operating system for good, with potential to positively transform companies, culture, and communities around the world.

Why did you choose this idea?

Whether it's from COVID, climate change, Black Lives Matter, or other social inequality, companies and organizations of all sizes are recognizing they need technology to manage and measure their impact. We provide powerful, easy-to-use tools, automation, and intelligence to companies, non-profits, and teams making the world better.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Just like social media transformed culture and our economy in the last decade, we think social responsibility will transform it in this coming decade. Vulnerable communities and healthcare systems are under extreme pressure from coronavirus (COVID-19), economic inequality is at historic highs, and climate change is a scientific inevitability unless we act. All of these trends are leading a clear, growing shift toward more mission-driven, remote, and environmentally-sustainable work that is already underway across our economy, particularly among younger generations (people under 39 years old). Now is the perfect time to launch and grow a technology platform purpose-built for this moment and its demands.

How far along are you? What's your biggest obstacle?

We've been hard at work and already written almost a million lines of software code for Brightest (947,362+ to be exact). We've also been actively growing our community usage to over 175+ organizations and tens of thousands of people using our software over the past year. That said, we still have a lot to do and obstacles we're working to overcome. One obstacle is marketing and publicity: we feel we have an increasingly best-in-class product, but we haven't had any marketing budget to grow awareness of our solution, stand out, and communicate our advantages. Instead, we've had to rely on word-of-mouth referrals and organic growth. Second, we need to expand our small team and attract top talent to handle the workload our growth entails.

Who competes with you? What do you understand that they don't?

Purposeful work and helping others is a valuable service - both socially and economically. But most tech companies only focus on solving problems in the impact space that are easy to make money on, like donations (Facebook, GoFundMe). We don't say that to be negative (we're glad GoFundMe exists), but the result is a lot of the foundational work nonprofits and social enterprises need to do, like communication, marketing, record-keeping, community-building, reaching people, running programs, measuring impact, and reporting to stakeholders, gets excluded or overlooked. We're problem-solving and thinking longer-term to design the best software for operating and growing a social impact organization or project.

How will you make money?

We sell a subscription software product organizations pay a recurring monthly or annual fee to use. In addition, our platform generates supplemental revenue from payment processing fees from donations and giving completed through our website and apps (Brightest collects 1%). We do offer (and think it's important to offer) a free account tier for Brightest, particularly for community organizations or small nonprofits or social good projects with limited financial resources (fundraising payment processing fees still apply). We'll continue to evaluate our qualifying criteria for a free account relative to our target profit-purpose balance, but expect to keep offering Brightest free to those in need, consistent with our mission.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We recognize several risks:

1. Economic risk. Although our growth + usage has increased since the COVID-19 outbreak, we're self-isolating remotely, monitoring things daily, and a protracted recession could pose risks for us.

2. Product execution risk. While we're confident in our capacity to develop well-designed proprietary technology, we face potential competition from larger, better-funded tech companies. We need to continue to work faster, innovate, listen to our customers, and differentiate ourselves. Brightest can't just be incrementally better than alternatives; we need to be significantly better than the competition.

3. Go-to-market and sales risk. We need to cost-effectively grow sales, marketing, and distribution partnerships.

You posted an operating loss in 2019. How are you thinking about your burn rate, finances, and revenue strategy?

We began customer research and code-writing for Brightest in 2018. 2019 was our first "operating year." As an early-stage technology company developing proprietary software, our product is our biggest asset, and we invested in 2019 to create the right technical foundation to build and grow from going forward. Because we successfully hit those initial milestones, we can now add incremental improvements, capabilities, differentiators, and value-added features which increase our market size, competitiveness, and value to customers and partners easier and faster. All of this helps us iteratively improve our product-market fit. Two of our primary goals with this fundraise are (a) to have the resources we need to begin investing in sales and marketing as we pursue revenue growth and profitability now that our product is in its first commercial stages, and (b) hire top-tier technical talent in machine learning, neural networks, and computational mathematics (i.e., artificial intelligence) to improve and enhance the predictive analytics, data pipeline, and data science capabilities of our platform. Our twelve (12) month forward plan is to continue to develop and improve our product while reducing our overall burn rate as we transition from beta tests and pilots to full revenue-generating partnerships. We also have the potential opportunity to up-sell certain customers and organizations currently using the free tier of our product. It's very common for high-growth technology companies to operate at a loss in the early stages of their business - many of the largest and most successful software companies in history have followed this pattern. We recognize there are certainly execution risk at this stage of our business, but we're confident we have the right strategy, plan, technology, and community ecosystem to position us for success in 2020 and beyond.

Financials

Brightest has financial statements ending December 31 2019. Our cash in hand is $22,493.55, as of March 2020. Over the three months prior, revenues averaged $1,019/month, cost of goods sold has averaged $811/month, and operational expenses have averaged $6,504/month.

At a Glance

January 1 to December 31

$3,406
Revenue

-$121,914
Net Loss

$72,309 +800%
Short Term Debt

$250,000
Raised in 2019

$22,494
Cash on Hand
As of 03/ 5/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make software that helps socially positive organizations (B-Corps, mission-driven companies, non-profits, schools) work faster, manage their operations, and measure results and impact easier.

There are 1.5 million nonprofits + thousands of social enterprises just in the United States. But when it comes to doing good, most organizations use digital tools that haven't kept up with new technology trends (ex: AI, remote work), aren't designed for impact work (ex: Facebook), or only focus on one task (ex: GoFundMe for fundraising). Brightest is the first complete operating system for good, with potential to positively transform companies, culture, and communities around the world.

Milestones

Brightest, Inc. was incorporated in the State of Delaware in February 2018.

Since then, we have:

- 🤖 Using AI to solve critical communication, complexity, and measurement challenges for organizations leading positive social change.
- 💻 Already written one million lines of proprietary software code.
- 🌟 Elegant, accessible software already used by 175+ socially responsible companies, non-profits, and schools.
- ⚡ Powered 100,000+ people taking positive environmental and social action in 2019.
- ♻ Offset or canceled over a million pounds of carbon (CO2) last year.
- 👥 Experienced team with previous software startup acquisitions.
- 📈 High growth potential with low capex and operating costs thanks to software-as-a-service (SaaS) model.

Historical Results of Operations

Our company was organized in February 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,406 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $296,393, including $20,241 in cash. As of December 31, 2018, the Company had $31,184 in total assets, including $943 in cash.
- *Net Loss.* The Company has had net losses of $121,914 and net losses of $14,441 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $307,890 for the fiscal year ended December 31, 2019 and $13,470 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $250,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Brightest, Inc. cash in hand is $22,493.55, as of March 2020. Over the last three months, revenues have averaged $1,019/month, cost of goods sold has averaged $811/month, and operational expenses have averaged $6,504/month, for an average burn rate of $6,296 per month. Our intent is to be profitable in 12 months.

Since the completion of our financials, the world has experienced a global outbreak of coronavirus (COVID-19), with related downward pressure on the international economy. Short-term, COVID-19 has only limited impact on our finances and operations, some of which are positive (increased usage, new partnership opportunities and exposure). We do expect in the 6 month time-frame, revenue opportunities within certain segments of our business (corporate and university in particular) may be diminished. Our primary near-term focus continues to be product development, with the goal of improving Brightest and having a better, well-positioned product available to commercialize heading into the 2nd half of 2020 and 2021.

Our top 3-6 month priority as a Company continues to be product development. Upon successful execution of this fundraise, we expect to hire one additional software developer to accelerate product development, and we will incur the additional operating costs of that employee's salary. Beyond that we do not foresee any meaningful increase in costs or expenses over the next six months. From a revenue standpoint, we expect revenue opportunities within certain prospective segments of our business (corporate and university in particular) may be diminished due to macroeconomic conditions, but the value of our software and technology remains intact, and in some ways has increased given the solutions we can provide to socially-focused non-profits and businesses. Twelve months from now, we hope (but not guarantee) to be generating $20,000 in monthly revenue while incurring $7,000 in monthly expenses.

If necessary, the company rely on founder-contributed funds and future revenue for additional capital.

While COVID-19 creates a high degree of overall economic uncertainty, as a 100% remote, low operating cost software as a service (SaaS) business focused on social impact, we feel we are as well-positioned as any for the current economic environment.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	**Gross Margin:**	**Return on Assets:**
-3,579%	93%	-41%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.01	$1,703	7%
Revenue to Receivables:	**Debt Ratio:**	
243%	104%	

Brightest FS 2018-2019 reviewed signed.pdf

Risks

1. Third parties or competitors may copy features or functionality and this could impede growth and ultimate success (we have already seen one competitor actively try to copy us). The company is mitigating this risk (1) by developing proprietary machine learning and predictive analytics software for social impact and community measurement, (2) speed-to-market and shipping new features faster than our competition, (3) establishing a leading, recognized, and trusted brand, and (4) getting to usage and data scale to increase acquisition, retention, and product-led growth and ecosystem pull.

2. While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

3. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

4. The company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. While the Company has a low burn rate and operating expenses and management sees a realistic path to profitability, there can be no assurance the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6 We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, the company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

7 Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

8 Purchasers will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. Only in a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

9 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. While we have seen a high number of qualified inbound job applications, there can be no guaranteed assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

10 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights unless certain qualifying conditions are met, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions unless certain qualifying conditions are met.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Bolman	CEO @ Brightest	2018

Officers

OFFICER	TITLE	JOINED
Chris Bolman	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Bolman	8,000,000 Common Stock	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$34,617	SAFE
04/2019	$250,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/02/2019	$250,000	12.0%	20.0%	$3,000,000	04/01/2022

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	73.5% software engineer payroll (product development), 15% business development, sales, and marketing, 6.5% WeFunder fees, 5% technical infrastructure and server hosting
$300,000	59.5% software engineer payroll (product development), 31% business development, sales, and marketing, 6.5% WeFunder fees, 3% towards technical infrastructure and server hosting

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

The Funding Portal

Brightest is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.